Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF PERVASIP CORP.

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is Pervasip Corp. The name under which the corporation was formed is Sirco Products Co. Inc.

SECOND: The certificate of incorporation of the corporation was filed by the Department of State on July 22, 1964.

THIRD: The amendments to the certificate of incorporation effected by this certificate of amendment are as follows:

There being none of the authorized shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock outstanding, and it being determined that none of the authorized shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock will be issued subject to the Certificate of Incorporation, all matters with respect to the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock are hereby eliminated from the certificate of incorporation.

As the Company inadvertently eliminated the provisions regarding the Series D Preferred Stock from the text of Article FOURTH in the Certificate of Amendment that was filed on April 14, 2014, those provisions are re-introduced into the text of Article FOURTH in this certificate.

The Company is adding provisions to state the number, designation, relative rights, preferences and limitations of shares of Series H Preferred Stock, as fixed by the Board of Directors of the corporation pursuant to the authorization contained in the certificate of incorporation of the corporation.

FOURTH: To accomplish the foregoing amendment, Article FOURTH of the certificate of incorporation is hereby amended and restated as follows:

FOURTH: A. AUTHORIZED SHARES. The total number of shares of all classes of stock which the corporation shall have the authority to issue is Nine Billion (9,000,000,000), of which Eight Billion Nine Hundred Seventy-Eight Million Nine Hundred Ninety-Nine Thousand, Nine Hundred and Ninety (8,978,999,990) shall be common stock, par value $.00001 per share, and Twenty One Million and Ten (21,000,010) shall be preferred stock, par value $.00001 per share.

B. COMMON STOCK. Each holder of shares of Common Stock shall be entitled to one vote for each share of common stock held by such holder. There shall be no cumulative voting rights in the election of directors. Subject to any preferential rights of preferred stock, the holders of shares of common stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the corporation which are by law available therefore, dividends payable either in cash, in property, or in shares of common stock.

C. PREFERRED STOCK.

1.1. Designation of Series D Preferred Stock. Fifty-One (51) shares of the Preferred Stock are hereby designated as Series D Preferred Stock (the “Series D Preferred”). Each share of Series D Preferred shall have a stated value equal to $0.001. The relative rights, preferences and limitations of the Series D Preferred Stock shall be as follows:

a.	Dividends. Upon the declaration of any dividend on the Corporation’s common stock, the holders of each share of Series D Preferred Stock shall receive a dividend equal to the dividend payable to the holder of each share of common stock.
b.	Liquidation Rights. The holders of Series D Preferred Stock shall have no rights (whether in the form of distributions or otherwise) in respect of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, and shall be subordinate to all other classes of the Corporation’s capital stock in respect thereto.
c.	Redemption. The Corporation shall redeem all issued and outstanding shares of Series D Preferred Stock for the amount of $1.00 per share on the earlier to occur of (1) the first anniversary of the date upon which all obligations of the Company to 112359 Factor Fund, LLC (and/or its assign(s)) have been satisfied in full, or (2) December 31, 2019.

d.	Voting Rights. Each share of the Series D Preferred Stock shall have voting rights equal to (x) the product of (i) 0.019607 multiplied by the total issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (ii) 0.49, minus (y) the Numerator. For purposes of illustration only, if the total issued and outstanding shares of Common Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of one share of the Series D Preferred shall be equal to 98,035 (0.019607 x 5,000,000) / 0.49) – (0.019607 x 5,000,000) = 102,036).

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series D Preferred Stock shall vote together with the holders of Common Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Certificate of Incorporation or by-laws.

e.	Protection Provisions. So long as any shares of Series D Preferred are outstanding, the Corporation shall not, without first obtaining the unanimous written consent of the holders of Series D Preferred, (i) alter or change the rights, preferences or privileges of the Series D Preferred so as to affect adversely the holders of Series D Preferred or (ii) create Pari Passu Shares or Senior Shares.

f.	Status of Redeemed Stock: In case any shares of Series D Preferred shall be redeemed or otherwise reacquired, the shares so redeemed or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series D Preferred.

2.1 Designation of Series E Preferred Stock. The class of stock of this corporation heretofore named “Preferred Stock” shall be named and designated “Series E Preferred Stock”. It shall have 10 shares authorized at $0.00001 par value per share. The relative rights, preferences and limitations of the Series E Preferred shall be as follows:

2.2 Conversion rights: If at least one share of Series E Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series E Preferred Stock at any given time, regardless of their number, shall be convertible into the number of shares of Common Stock which equals four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of conversion, plus ii) the total number of shares of Series A, Series B, Series C, Series D, Series F, Series G Preferred Stock which are issued and outstanding at the time of conversion.

Each individual share of Series E Preferred Stock shall be convertible into the number of shares of Common Stock equal to:

[four times the sum of: {all shares of Common Stock issued and outstanding at time of conversion + all shares of Series A, Series B, Series C, Series D, Series F, Series G Preferred Stocks issued and outstanding at time of conversion}]

divided by:

[the number of shares of Series E Preferred Stock issued and outstanding at the time of conversion]

2.3. Issuance: Shares of Preferred Stock may only be issued in exchange for the partial or full retirement of debt held by Management, employees or consultants, or as directed by a majority vote of the Board of Directors. The number of Shares of Preferred Stock to be issued to each qualified person (member of Management, employee or consultant) holding a Note shall be determined by the following formula:

For retirement of debt:

n

∑xi = number of shares of Series E Preferred Stock to be issued

i = 1

where x1 + x2 + x3 …+…xn represent the discrete notes and other obligations owed the lender (holder), which are being retired.

2.4. Voting Rights:

a.	If at least one share of Series E Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series E Preferred Stock at any given time, regardless of their number, shall have voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of Series A, Series B, Series C, Series D, Series F, Series G Preferred Stock which are issued and outstanding at the time of voting.

b.	Each individual share of Series E Preferred Stock shall have the voting rights equal to:

[four times the sum of: {all shares of Common Stock issued and outstanding at time of voting + all shares of Series A, Series B, Series C, Series D, Series F, Series G Preferred Stock issued and outstanding at time of voting}]

divided by:

[the number of shares of Series E Preferred Stock issued and outstanding at the time of voting]

3.1. Designation of Series F Preferred Stock. 10,000,000 shares of Series F Preferred Stock, par value $0.00001 per share (the "Preferred Stock"), are authorized (the “Series F Preferred Stock” or “Series F Preferred Shares”).

3.2. Dividends. The holders of Series F Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

3.3. Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series F Preferred Stock, the holders of the Series F Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series F Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series F Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series F Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation’s Common Stock.

3.4. Conversion and Anti-Dilution.

a. Each share of Series F Preferred Stock shall be convertible at par value $0.00001 per share (the “Series F Preferred”), at any time, and/or from time to time, into the number of shares of the Corporation's common stock, par value $0.00001 per share (the "Common Stock") equal to the price of the Series F Preferred Stock as stated in paragraph 3.6 below, divided by the par value of the Series F Preferred, subject to adjustment as may be determined by the Board of Directors from time to time (the "Conversion Rate"). For example, assuming a $2.50 price per share of Series F Preferred Stock, and a par value of $0.00001 per share for Series F Preferred each share of Series F Preferred Stock would be convertible into 100,000 shares of Common Stock. Such conversion shall be deemed to be effective on the business day (the "Conversion Date") following the receipt by the Corporation of written notice from the holder of the Series F Preferred Stock of the holder's intention to convert the shares of Series F Stock, together with the holder's stock certificate or certificates evidencing the Series F Preferred Stock to be converted.

b. Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of Series F Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series F Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the Series F Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series F Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

c. The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of Series F Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of Series F submitting such conversion notice.

d. Shares of Series F Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established in Section 3.4(a) prior to the reverse split. The conversion rate of shares of Series F Preferred Stock, however, would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

3.5 Voting Rights. Each share of Series F Preferred Stock shall have ten votes for any election or other vote placed before the shareholders of the Company.

3.6 Price.

a. The initial price of each share of Series F Preferred Stock shall be $2.50.

b. The price of each share of Series F Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as a listed secondary and/or listed public market develops for the shares.

3.7 Lock-Up Restrictions on Conversion. Shares of Series F Preferred Stock may not be converted into shares of Common Stock for a period of: a) six (6) months after purchase, if the Company voluntarily or involuntarily files public reports pursuant to Section 12 or 15 of the Securities Exchange Act of 1934; or b) twelve (12) months if the Company does not file such public reports.

4.1. Designation of Series G Preferred Shares. 10,000,000 shares of Series G Preferred Stock, par value $0.00001 per share (the "Preferred Stock"), are authorized pursuant to Article II of the Corporation's Amended Certificate of Incorporation (the “Series G Preferred Stock” or “Series G Preferred Shares”).

4.1.1 Issuance. Shares of Series G Preferred Stock may be issued to holders of debt of the company, as determined by a majority vote of the Board of Directors, or others, as determined by a majority vote of the Board of Directors.

4.2. Dividends. The holders of Series G Preferred Stock shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

4.3. Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Series G Preferred Stock, the holders of the Series G Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share or, in the event of an aggregate subscription by a single subscriber for Series G Preferred Stock in excess of $100,000, $0.997 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Preference Value"), plus all declared but unpaid dividends, for each share of Series G Preferred Stock held by them. After the payment of the full applicable Preference Value of each share of the Series G Preferred Stock as set forth herein, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the Corporation's Common Stock.

4.4. Conversion and Anti-Dilution.

a. Each share of Series G Preferred Stock shall be convertible, at any time, and/or from time to time, into 500 shares of the Corporation's common stock, par value $0.00001 per share (the "Common Stock"). Such conversion shall be deemed to be effective on the business day (the "Conversion Date") following the receipt by the Corporation of written notice from the holder of the Series G Preferred Stock of the holder's intention to convert the shares of Series G Stock, together with the holder's stock certificate or certificates evidencing the Series G Preferred Stock to be converted.

b. Promptly after the Conversion Date, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder pursuant to the holder's conversion of Series G Preferred Shares in accordance with the provisions of this Section. The stock certificate(s) evidencing the Common Stock shall be issued with a restrictive legend indicating that it was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and that it cannot be transferred unless it is so registered, or an exemption from registration is available, in the opinion of counsel to the Corporation. The Common Stock shall be issued in the same name as the person who is the holder of the Series G Preferred Stock unless, in the opinion of counsel to the Corporation, such transfer can be made in compliance with applicable securities laws. The person in whose name the certificate(s) of Common Stock are so registered shall be treated as a holder of shares of Common Stock of the Corporation on the date the Common Stock certificate(s) are so issued.

All shares of Common Stock delivered upon conversion of the Series G Preferred Shares as provided herein shall be duly and validly issued and fully paid and non-assessable. Effective as of the Conversion Date, such converted Series G Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except the right to receive the shares of Common Stock issuable upon such conversion.

c. The Corporation covenants that, within 30 days of receipt of a conversion notice from any holder of shares of Series G Preferred Stock wherein which such conversion would create more shares of Common Stock than are authorized, the Corporation will increase the authorized number of shares of Common Stock sufficient to satisfy such holder of shares of Series G submitting such conversion notice.

d. Shares of Series G Preferred Stock are anti-dilutive to reverse splits, and therefore in the case of a reverse split, are convertible to the number of Common Shares after the reverse split as would have been equal to the ratio established in Section 4.4(a) prior to the reverse split. The conversion rate for shares of Series G Preferred Stock, however, would increase proportionately in the case of forward splits, and may not be diluted by a reverse split following a forward split.

4.5 Voting Rights. Each share of Series G Preferred Stock shall have one vote for any election or other vote placed before the shareholders of the Company.

4.6 Price.

a. The initial price of each share of Series G Preferred Stock shall be $2.00.

b. The price of each share of Series G Preferred Stock may be changed either through a majority vote of the Board of Directors through a resolution at a meeting of the Board, or through a resolution passed at an Action Without Meeting of the unanimous Board, until such time as a listed secondary and/or listed public market develops for the shares.

4.7 Lock-Up Restrictions on Conversion. Shares of Series G Preferred Stock may not be converted into shares of Common Stock for a period of: a) six (6) months after purchase, if the Company voluntarily or involuntarily files public reports pursuant to Section 12 or 15 of the Securities Exchange Act of 1934; or b) twelve (12) months if the Company does not file such public reports.

5.1. Designation of Series H Preferred Stock. Eight Hundred Thousand (800,000) shares of the Preferred Stock are hereby designated as Series H Preferred Stock (the “Series H Preferred”). Each share of Series H Preferred shall have a stated value equal to $0.001. The relative rights, preferences and limitations of the Series H Preferred Stock shall be as follows:

5.2 Voting. The holders of shares of Series H Preferred Stock shall have the following voting rights: Each share of Series H Preferred Stock shall entitle the holder thereof, on all matters submitted to a vote of the stockholders of the Corporation, to that number of votes as shall be equal to the aggregate number of shares of Common Stock into which such holder's shares of Series H Preferred Stock are convertible on the record date for the stockholder action.

5.3 Dividends. In the event that the Corporation’s Board of Directors declares a dividend payable to holders of any class of stock, the holder of each share of Series H Preferred Stock shall be entitled to receive a dividend equal in amount and kind to that payable to the holder of the number of shares of the Corporation’s Common Stock into which that holder’s Series H Preferred Stock could be converted on the record date for the dividend.

5.4 Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, the holders of the Series H Preferred Stock shall be entitled to receive in cash out of the net assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders, before any amount shall be paid to the holders of common stock or to the holders of any other class or series of equity stock, an amount equal to eighty percent (80%) of said net assets multiplied by a fraction, the numerator of which shall be the number of outstanding shares of Series H Preferred Stock on the record date for the distribution and the denominator of which shall be the number of authorized shares of Series H Preferred Stock.

5.5 Conversion.

5.5.1 Conversion Procedure. Subject to and in compliance with the provisions of this Section 5.5, any shares of Series H Preferred Stock may, at the option of the holder, be converted into fully paid and nonassessable shares of Common Stock. The Holder of a share of Series H Preferred Stock may exercise its conversion right by giving a written conversion notice (the “Conversion Notice”) (x) by facsimile to the Corporation confirmed by a telephone call or (y) by overnight delivery service, with a copy by facsimile to the Corporation’s transfer agent for its Common Stock, as designated by the Corporation from time to time (the “Transfer Agent”) and to its counsel, as designated by the Corporation from time to time. If such conversion will result in the conversion of all of such Holder’s Series H Preferred Stock, the Holder shall also surrender the certificate for the Series H Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours on the date set forth in the Conversion Notice.

5.5.2 Conversion Ratio. The number of shares of Common Stock to which a holder of Series H Preferred Stock shall be entitled upon a Conversion shall equal the product obtained by (a) multiplying the number of Fully-Diluted Common Shares by four (4), then (b) multiplying the result by a fraction, the numerator of which will be the number of shares of Series H Preferred Stock being converted and the denominator of which will be the number of authorized shares of Series H Preferred Stock. The term “Fully-Diluted Common Shares” means the sum of the outstanding Common Stock plus all shares of Common Stock that would be outstanding if all outstanding securities that could be converted into Common Stock without additional consideration were converted on the Conversion Date, but shall not include Common Stock issuable on conversion of the Series H Preferred Stock.

5.5.3 Issuance of Certificates; Time Conversion Effected.

5.5.3.1. Conversion shall be deemed to have been effected, and the “Conversion Date” shall be deemed to have occurred, on the date on which such Conversion Notice shall have been received by the Corporation and at the time specified stated in such Conversion Notice, which must be during the calendar day of such notice. The rights of the Holder of the Series H Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date. Promptly, but in no event more than three (3) Trading Days, after the Conversion Date and surrender of the Series H Preferred Stock certificate (if required), the Corporation shall issue and deliver, or the Corporation shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series H Preferred Stock has been converted. In the alternative, if the Corporation’s Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's balance account with The Depository Trust Corporation. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

5.5.3.2. The Corporation understands that a delay in the issuance of the shares of Common Stock beyond three (3) Trading Days after the Conversion Date (unless delivery of the Preferred Stock certificate is required) could result in economic loss to the Holder of the Series H Preferred Stock. As compensation to the Holder for such loss, the Corporation agrees to pay the Holder’s actual losses occasioned by any “buy-in” of Common Stock necessitated by such late delivery. Furthermore, in addition to any other remedies that may be available to the Holder, if the Corporation fails for any reason to effect delivery of such shares of Common Stock within five (5) Trading Days after the Conversion Date (unless delivery of the Preferred Stock certificate is required), the Holder will be entitled to revoke the relevant Conversion Notice by delivering a notice to such effect to the Corporation. Upon delivery of such notice of revocation, the Corporation and the Holder shall each be restored to their respective positions immediately prior to delivery of such Conversion Notice, except that the Holder shall retain the right to receive the actual cost of any “buy-in.”

5.5.4 Fractional Shares. The Corporation shall not, nor shall it cause the Transfer Agent to, issue any fraction of a share of Common Stock upon any conversion. All shares of Common Stock (including fractions thereof) issuable upon conversion of shares of Series H Preferred Stock by the Holder shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock. If, after such aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

5.5.5 Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an “Organic Change.” Prior to the consummation of any Organic Change, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) to insure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of his Series H Preferred Stock, such shares of stock, securities or assets as would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock that would have been acquirable and receivable had his Series H Preferred Stock been converted into shares of Common Stock immediately prior to such Organic Change (without taking into account any limitations or restrictions on the timing of conversions). In any such case, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) with respect to the Holder’s rights and interests to insure that the provisions of this Section 5 will thereafter be applicable to the Series H Preferred Stock. The Corporation will not affect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument (in form and substance reasonably satisfactory to the holders of a more than sixty-six and two-thirds percent (66-2/3%) of Series H Preferred Stock then outstanding), the obligation to deliver to each holder of Series H Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

5.6 Vote to Change the Terms of or Issue Series H Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of Series H Preferred Stock shall be required for any change to the Corporation’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series H Preferred Stock.

FIFTH: The manner in which the foregoing amendment of the certificate of incorporation was authorized is as follows:

The Board of Directors duly authorized the foregoing amendment by unanimous written consent in lieu of a special meeting of the Board of Directors on March 14, 2015. Pursuant to Section C(1.1e) of Article FOURTH of the certificate of incorporation, the holders of the outstanding shares of Series D Preferred Stock approved the foregoing amendment by unanimous written consent. Pursuant to Section 502(c) of the Business Corporation Law, the approval of other holders of the Corporation's voting stock was not required.

IN WITNESS WHEREOF, I have subscribed this document on March 14, 2015 and do hereby affirm under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

/s/Paul H. Riss

Chief Executive Officer